Exhibit 99.1

Burcon Awarded Third U.S. CLARISOY Patent in Two Months

Vancouver, British Columbia, April 11, 2013— Burcon NutraScience Corporation (TSX :BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, has been awarded U.S. patent No. 8,409,654 for a process used to produce CLARISOY ™ soy protein.

The award marks the third U.S. patent received by Burcon within the last two months for processes used to produce CLARISOY soy protein, and it supports CLARISOY as the first plant-based protein extraction technology able to deliver high-quality nutrition in low pH beverages, like sports drinks and juices, along with unmatched transparency, solubility and clean taste.

“Our patent strategy for CLARISOY since day-one has been to protect our valuable intellectual property through a comprehensive patent structure,” said Johann F. Tergesen, Burcon’s president and COO. “Burcon’s major asset is our intellectual property, as demonstrated by the license agreement we signed with Archer Daniels Midland Company for the worldwide production, distribution and sale of CLARISOY soy protein.”

Burcon’s intellectual property strategy for CLARISOY focuses on protecting the commercial opportunity of having the world's first plant-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverages. “CLARISOY’s unique functional and nutritional attributes are what drive its strong commercial value,” noted Tergesen.

To protect this commercial value, Burcon has filed numerous patent applications along three patent categories:

Process: covering technologies for protein extraction and purification.

Use: covering various commercial applications, e.g., CLARISOY as a functional nutrient in sports drinks.

Composition of matter: covering the "signature characteristics" of its products, e.g., the specific measure of CLARISOY solubility at various pH ranges.

In addition to U.S. patent applications, Burcon has applied for international protections of its intellectual property in some 35 countries under the Patent Cooperation Treaty of the World Intellectual Property Organization, including in the European Union, Japan, China, India, Australia, New Zealand and Canada.

Burcon’s patent portfolio now consists of 225 issued patents in various countries, including 39 in the U.S., as well as more than 400 active patent applications, including 80 additional U.S. patent applications.

About CLARISOY Soy Protein

CLARISOY soy protein is the world’s first plant-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverage systems. CLARISOY is under exclusive license to Archer Daniels Midland Company (ADM), which offers a range of products for both low and neutral pH applications, allowing food and beverage companies to easily include up to 10 grams of CLARISOY per 500mL serving.

ADM’s CLARISOY-based products include CLARISOY 100, a premier vegetable-based protein that offers both clarity and high-quality protein nutrition for beverages with a pH of less than four. Extremely heat stable, CLARISOY 100 requires no homogenization or stabilizers in low pH beverages. It is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages by the growing number of health and wellness oriented consumers. Applications include sport nutrition beverages, citrus-based drinks, fruit flavored beverages, fruit-juice blends, lemonades, powdered beverage mixes and fortified waters.

CLARISOY 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems. The clean flavor and smooth mouth-feel makes CLARISOY 150 a formulator’s ideal protein ingredient.

For more information about CLARISOY, go to www.clarisoy.com

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon has developed: CLARISOY™ soy protein now licensed to Archer Daniels Midland Company which offers clarity and high-quality protein nutrition for low pH beverage systems and exceptionally clean flavor at any pH; Peazazz™ a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein™ are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896
(888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Tel (416) 644-8688
john@liolios.com